2555 Davie Road • Ft. Lauderdale, FL 33317 Phone 954.927.2044 • Fax 954.927.0446 www.makosurgical.com

December 13, 2012

BY EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attention:	Kevin L. Vaughn, Accounting Branch Chief Lynn Dicker, Reviewing Accountant Tara Harkins, Staff Accountant

Re:	MAKO Surgical Corp. Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 8, 2012 File No. 001-33966

Ladies and Gentlemen:

Set forth below are the responses of MAKO Surgical Corp. (“Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 30, 2012, with respect to the above-referenced filing. For your convenience, set forth below are the Staff’s comments in bolded italics followed by the Company’s responses to the Staff’s comments in regular type.

Form 10-K for the Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 83

Note to Financial Statements, page 92

Note 2. Summary of Significant Accounting Policies, page 93

-Revenue Recognition, page 95

1.	We note your disclosures here and on page 72 related to your warranty obligations for all of your RIO systems and that you recorded an adjustment related to the correction of an error related to these warranty obligations during fiscal 2010. Please explain to us in more detail how you account for your warranty obligations for your RIO systems. Cite accounting literature relied upon and how you applied it to your situation.

United States Securities and Exchange Commission
December 13, 2012

The Company respectfully advises the Staff that sales of the Company’s RIO systems generally include an initial one-year warranty and maintenance obligation for services (the “Service Obligation”). Services provided by the Company under the Service Obligation include maintenance and other services which are equivalent to the services the Company also provides under its annual service contracts (beyond the initial one-year warranty and maintenance period). The Service Obligation includes preventative maintenance, repair of equipment, when-and-if-available software and hardware reliability upgrades (“bug fixes”) and telephone troubleshooting support for the RIO systems purchased. The customers are not charged separately for the initial one-year Service Obligation, but may annually renew these services at their option based on a quoted price. The Company has concluded that the Service Obligation represents post contract support services and qualifies as a separate unit of accounting (separate from the stated value of the RIO systems).

Accordingly, the Company accounts for its Service Obligation as a separate element in its multiple-element arrangements pursuant to FASB ASC 605-25. The Company allocates the arrangement consideration to the RIO systems and the Service Obligation based upon the relative selling-price method. Vendor-specific objective evidence of fair value (“VSOE”) is applied as the relative selling price for the Service Obligation. VSOE for the Service Obligation is based on the price charged for the annual service contracts when sold separately.

Upon recognition of a RIO system’s revenue in accordance with the Company’s revenue recognition policies, the Company defers a portion of the RIO system consideration attributable to the Service Obligation and recognizes it on a straight-line basis over the contractual service period as a component of Revenue – service in the statement of operations until no further obligation exists pursuant to FASB ASC 605-20-25. Costs associated with providing the Service Obligation are expensed to Cost of revenue – service in the statement of operations as incurred.

Note 3. Investments, page 99

2.	We note on page 101 that you consider Level 2 securities as those that are priced using market prices for similar instruments or discounted cash flow techniques. Please explain to us why you believe that securities valued utilizing discounted cash flow techniques are considered to be classified as Level 2 versus Level 3. Refer to the guidance in 820-10-20 of the FASB Accounting Standards Codification.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not use discounted cash flow techniques for its Level 2 securities. The Company prices its Level 2 securities based on quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable market inputs for similar securities. The Company believes the manner in which it values its securities is in accordance with FASB ASC 820-10 and that the classification of its securities within the fair value hierarchy (e.g., Level 1, Level 2, Level 3) as of December 31, 2011 was appropriate. The Company respectfully proposes to address the Staff’s comment by revising its disclosure regarding pricing of Level 2 securities in future filings substantially as follows:

United States Securities and Exchange Commission
December 13, 2012

The Company’s Level 2 assets consist of certificates of deposit and U.S. government agency securities. Level 2 securities are priced based on quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable market inputs for similar securities.

Note 7. Commitments and Contingencies, page 104

3.	We note your disclosures on page 62 related to the product actions for your RIO systems that you have determined reportable to the FDA in fiscal 2010 and 2011. Please explain to us in more detail how you determined the amount to accrue for these product actions, if any, as of December 31, 2011. Refer to the guidance in 450-20 of the FASB Accounting Standards Codification.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company initiated and reported the product actions to the FDA in fiscal 2010 and 2011. The product actions reported to the FDA were either internally closed or a closure notification was received from the FDA as of December 31, 2011. Since the product actions were closed as of December 31, 2011, the Company did not accrue any amounts or provide footnote disclosures for these product actions. In accordance with FASB ASC 450-20, the Company would record a provision for a liability for product actions when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Furthermore, the Company has provided additional disclosure regarding its legal matters and other contingencies similar to the disclosure below in its filings on Form 10-Q for the quarters ended June 30, 2012 and September 30, 2012 and proposes providing similar disclosure in its future filings:

The Company accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Company's views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Company's accrued liabilities would be recorded in the period in which such determination is made. For the matters referenced in the paragraph below, the amount of liability is not probable or the amount cannot be reasonably estimated; and, therefore, accruals have not been made. In addition, in accordance with the relevant authoritative guidance, for matters which the likelihood of material loss is at least reasonably possible, the Company provides disclosure of the possible loss or range of loss; however, if a reasonable estimate cannot be made, the Company will provide disclosure to that effect.

United States Securities and Exchange Commission
December 13, 2012

In addition to the matters discussed in “Legal Proceedings” above, the Company is a defendant in various litigation matters generally arising in the normal course of business. Although it is difficult to predict the ultimate outcomes of these matters, the Company believes that it is not reasonably possible that the ultimate outcomes of these ordinary course litigation matters will materially and adversely affect its business, financial position, results of operations or cash flows.

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In addition at the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If the Staff has any questions concerning this letter or if you would like any additional information, please do not hesitate to contact the undersigned at 954-628-0713.

Sincerely,

MAKO Surgical Corp.

By:	/s/ Fritz L. LaPorte
Name:	Fritz L. LaPorte
Title:	Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer